UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. N/A)

TELA Bio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872381108

(CUSIP Number)

Martin P. Sutter

EW Healthcare Partners Fund 2, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 872381108	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 599,853
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 599,853
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.16%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 872381108	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 875,440
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 875,440
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.06%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 872381108	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2-UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,475,293
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,475,293
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,293
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.22%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872381108	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,475,293
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,475,293
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,293
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.22%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 872381108	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,475,293
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,475,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,293
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.22%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 872381108	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,475,293
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,475,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,293
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.22%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 872381108	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,475,293
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,475,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,293
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.22%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 872381108	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,475,293
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,475,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,293
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.22%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1. Security and Issuer.

(a)	Name of Issuer: TELA Bio, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1 Great Valley Parkway, Suite 24

Malvern, Pennsylvania 19355

(c)	Title and Class of Securities: Common Stock

(d)	CUSIP Number: 872381108

Item 2. Identity and Background.

(a) Name of Person Filing: This Schedule 13D is being filed jointly by EW Healthcare Partners Fund 2, L.P., a Delaware limited partnership (“EWHP2”), EW Healthcare Partners Fund 2-A, L.P., a Delaware limited partnership (the “EWHP2-A”), EW Healthcare Partners Fund 2 GP, L.P., a Delaware limited partnership (“EWHP2 GP”), EW Healthcare Partners Fund 2-UGP, LLC, a Delaware limited liability company (“EWHP2 General Partner” and collectively, with EWHP2, EWHP2-A and EWHP2 GP, the “EWHP Investors”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual and Petri Vainio, an individual (each a “Manager”, collectively, the “Managers”, and together with the EWHP2, EWHP2-A, EWHP2 GP and the EWHP2 General Partner, the “Reporting Persons”).

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway, Suite 225, The Woodlands, Texas 77380.

(c) The Principal business of EWHP2 and EWHP2-A is growth capital investments. The principal business of EWHP2 GP is to act as the general partner of EWHP2 and EWHP2-A. The principal business of EWHP2 General Partner is to act as the general partner of EWHP2 GP. The principal business of the Managers is to direct the activities of EWHP2 General Partner.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: (i) EW Healthcare Partners Fund 2, L.P. is a Delaware limited partnership; (ii) EW Healthcare Partners Fund 2-A, L.P. is a Delaware limited partnership; (iii) EW Healthcare Partners Fund 2 GP, L.P. is a Delaware limited partnership, (iv) EW Healthcare Partners Fund 2-UGP, LLC is a Delaware limited liability company; and (v) Martin P. Sutter, R. Scott Barry, Ronald Eastman and Petri Vainio are all individuals who are citizens of the United States.

Item 3. Source or Amount of Funds or Other Consideration. During the period commencing on March 13, 2020 and ending on August 28, 2020, EWHP2 and EWHP2-A purchased shares of the Issuer on the open market at prices ranging between $6.43 per share of Common Stock and $13.20 per share. EWHP2 and EWHP2-A used funds from its limited partners which are managed by EWHP2 GP.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Securities (as defined below) solely for the purpose of investment. The Reporting Persons may make additional purchases of the Company’s securities either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic conditions, money and stock market conditions and other future developments.

Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

Item 5. Interest in Securities of the Issuer

TOTAL OUTSTANDING SHARES. According to the registration statement on Form S-3 filed by the Company on December 18, 2020, the number of shares of the Company’s Common Stock outstanding on such date was 14,432,220 shares.

EWHP INVESTORS. As of the date of filing of this Schedule 13D, EWHP2 and EWHP2-A are the beneficial owners of 1,475,293 shares of the Company’s common stock (the “Securities”), which represents approximately 10.22% of the Common Stock outstanding, The Securities include (i) 599,853 shares held by EWHP2 and (ii) 875,440 shares held by EWHP2-A. EWHP2 and EWHP2-A have the sole voting and investment power with respect to their respective Securities.

EWHP2 GP. EWHP2 GP, the general partner of EWHP2 and EWHP2-A, may also be deemed to have sole voting and investment power with respect to such Securities. EWHP2 GP disclaims beneficial ownership of such Securities except to the extent of its pecuniary interest therein.

EWHP2 GENERAL PARTNER. EWHP2 General Partner, the General Partner of EWHP2 GP, may also be deemed to have sole voting and investment power with respect to such Securities. The EWHP2 General Partner disclaims beneficial ownership of such Securities except to the extent of its pecuniary interest therein.

THE MANAGERS. Under the operating agreement of the EWHP2 General Partner, the Managers have the power by majority vote and through the EWHP2 GP to (i) cause EWHP2 and EWHP2 -A to buy and sell marketable securities of portfolio companies and (ii) direct the voting of such securities. As a result, the Managers may also be deemed to have shared dispositive power and voting power with respect to the Securities held by EWHP2 and EWHP2-A. The Managers disclaim beneficial ownership of such Securities except to the extent of their respective pecuniary interests therein.

None of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated February 18, 2021.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2021

EW HEALTHCARE PARTNERS FUND 2, L.P.			INDIVIDUALS:

By: EW Healthcare Partners Fund 2 GP, L.P.,
Its General Partner
/s/ Martin P. Sutter
By:	EW Healthcare Partners Fund 2-UGP, LLC,		Name:	Martin P. Sutter
Its General Partner

By:	/s/ Martin P. Sutter		/s/ R. Scott Barry
	Name:	Martin P. Sutter	Name:	R. Scott Barry
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2-A, L.P.			/s/ Ronald Eastman
Name: Ronald Eastman

By: EW Healthcare Partners Fund 2 GP, L.P.,
Its General Partner

By:	EW Healthcare Partners Fund 2-UGP, LLC,		/s/ Petri Vainio
	Its General Partner		Name: Petri Vainio

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2 GP, L.P.

By:	EW Healthcare Partners Fund 2-UGP, LLC,
Its General Partner

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2-UGP, LLC

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director